May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Tracey Houser and Al Pavot

Re:Merit Medical Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023 Filed February 28, 2024

Form 8-K Filed February 28, 2024

File No. 000-18592

Dear Ms. Houser and Mr. Pavot:

Merit Medical Systems, Inc. (the “Company”), is in receipt of a letter dated April 10, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filings. To facilitate the Staff’s review, we have reproduced the text of each of the Staff’s comments in italics below. Our respective response appears immediately below each comment.

Comment:

1.	We note from your disclosures in your earnings press releases that you have recognized corporate transformation and restructuring charges of $19.8 million for fiscal year 2023, $23.8 million for fiscal year 2022, and $18.7 million for fiscal year 2021, representing 16%, 27% and 31% of operating income, respectively. Please tell us why you have not provided an accounting policy for recognizing restructuring charges and the disclosures required by ASC 420-10-50-1 and SAB Topic 5:P in your footnote and MD&A disclosures.

Response: We respectfully acknowledge the Staff’s comment. For ease of the Staff’s review, we have included the following table to summarize the costs associated with our transformation and restructuring charges (in thousands):

	Year Ended December 31,
	2023	2022	2021
Corporate Transformation	$12,300	$16,600	$18,061
Restructuring Charges
Asset Write-downs:
Property and equipment	4,334	—	—
Inventories	448	—	—
Employee Termination Benefits	2,731	7,157	588
Total Restructuring	7,513	7,157	588

Total Corporate Transformation and Restructuring	$19,813	$23,757	$18,649

May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

____________________

Corporate transformation

In our Current Report on Form 8-K filed on November 10, 2020, the Company introduced a corporate transformation initiative known as “Foundations for Growth,” with multi-year financial targets for growth and improved profitability for the three-year period ended December 31, 2023. The plan to attain these targets focused on objectives including global operations and functional and commercial optimization. The primary activities associated with this transformation program were launched to drive value creation inclusive of optimizing certain commercial processes such as product life cycle management and pricing optimization, strengthening and enhancing the operating model and organizational structure, enhancing global manufacturing and supply chain processes through network consolidation and other manufacturing initiatives. As these corporate transformation initiatives are not part of the Company’s core competencies, the Company partnered with third-party consultants to develop and execute these initiatives. These transformation costs represent third-party consulting costs associated with the discrete, strategic and operational objectives under our three-year Foundations for Growth Program. We believe these costs do not meet the definition of restructuring costs as defined under ASC 420, Exit or Disposal Obligations. Rather we believe these corporate transformation costs are representative of business process reengineering activities addressed under ASC 720-45, Other Expenses – Business and Technology Reengineering.

Corporate transformation costs represent 9.9%, 19.0%, and 29.6% of operating income for the years ended December 31, 2023, 2022, 2021 respectively. Although the Foundations for Growth program has concluded, if future investments in business transformation projects are undertaken, we will include a more robust disclosure of the initiatives in our Form 10-K under Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes to the Consolidated Financial Statements. Please refer below for our proposed clarifying disclosure in the Notes to the consolidated financial statements for these transformation costs.

Restructuring

Asset write-downs: In connection with the Company’s initiatives discussed above, transformation and restructuring charges included the write-off of certain long-lived assets as a result of our decision to no longer distribute or market certain product lines; such charges were accounted for under ASC 360, Property, Plant and Equipment. Additionally, to the extent we wrote off inventories associated with the exit of specific product lines, such charges were recorded within cost of sales and accounted for under ASC 330, Inventory. We believe these charges do not meet the definition of restructuring activities in ASC 420, Exit or Disposal Cost Obligations, as the programs to which these costs relate did not materially change the scope of the business undertaken by the Company or the manner in which the Company’s business is conducted. Asset write downs

May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

____________________

represent 3.9%, 0%, and 0% of operating income for the years ended December 31, 2023, 2022, 2021 respectively.

Employee termination benefits: For the years ended December 31, 2023, 2022 and 2021, we incurred certain employee termination benefits for employees effected by certain site consolidation and production line optimization transfers related to the Company’s transformation initiatives described above. Expenses and liabilities associated with these restructuring activities were recorded in accordance with ASC 420-10-50-1; however, as the total expense and/or the accruals outstanding at the end of any given period were not significant to our consolidated financial statements we did not incorporate the full disclosures required under this guidance. Employee termination benefits represent 2.2%, 8.2%, and 1.0% of operating income for the years ended December 31, 2023, 2022, 2021 respectively.

Proposed Disclosures

In our consideration of the disclosure of an accounting policy in accordance with ASC 235, Notes to the Financial Statements, as well as the disclosure requirements of ASC 360-10-50 and ASC 420-10-50-1, we concluded that the asset write-downs and employee termination benefits, reflected in the tables above, were not material to the financial statements taken as a whole and thus no specific accounting policy or financial statement disclosure for these amounts was provided in our 2023 Form 10-K

We believe the asset write-downs and employee termination benefit charges referenced in the proceeding paragraphs are not material to the periods presented in the consolidated financial statements included in our 2023 Form 10-K; however, we acknowledge that similar charges may be material in the future. We therefore advise the Staff that in future filings, we will disclose our accounting policy for recognizing asset write-downs and employee termination benefits with transformation and restructuring activities and any disclosures required by ASC 360-10-50-1-3 and ASC 420-10-50-1. In our next filing, we will include the underlined edits to our existing Long-Lived Asset policy and add the Restructuring policy as noted below.

Long-Lived Assets. We periodically review the carrying amount of our long-lived assets, including property and equipment, intangible assets, and right-of-use operating lease assets, for impairment. An asset is considered impaired when undiscounted estimated future cash flows are less than the carrying amount of the asset based on the criteria for accounting for the impairment or disposal of long-lived assets under ASC 360, Property, Plant and Equipment. In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flow. The Company recorded write downs of property and equipment in each of the years ended December 31, 2023, 2022 and 2021.

May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

____________________

Restructuring. Restructuring charges consist primarily of termination benefits for employees effected by certain site consolidation and production line optimization transfers related to the company’s transformation initiatives. We account for involuntary employee termination benefits that represent a one-time benefit in accordance with ASC 420, Exit or Disposal Cost Obligations. Severance costs accounted for under ASC 420 are recognized when management with the proper level of authority commits to a restructuring plan and communicates these actions to employees and other applicable criteria. We record such costs into expense over the employee’s future service period, if any. Other exit costs are accounted for under ASC 420 and are either deferred or expensed as incurred based on the nature of the expense. We recorded restructuring charges of $2.7 million, $7.2 million and $0.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. These expenses are reflected within selling, general and administrative expenses within our consolidated statements of income. The restructuring reserve balance as of December 31, 2023 and 2022 was $4.1 million and $4.6 million, respectively.

In addition to these restructuring costs, the Company incurs other costs, primarily consulting fees, related to its transformation initiatives which are recorded in selling, general and administrative expenses in the Consolidated Statements of Income. These costs were $12.3 million, $16.6 million, and $18.1 million for the years ended December 31, 2023, 2022, and 2021 respectively.

Comment:

2.	We note your disclosure that the various claims and litigation matters you are involved in could have a material adverse effect on your financial position, results of operations and cash flows. Please provide specific disclosures for these matters. Otherwise, if true then clearly state that other than as disclosed for the SEC inquiry your claims and litigation matters are not expected to materially impact your financial position, results of operations, or cash flows individually or in the aggregate. Disclosures for the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range, should also be provided, noting that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

Response: In the opinion of the Company’s management, based on its examination of legal proceedings, its experience to date and discussions with external legal counsel, other than the SEC inquiry referenced in your comment, our management does not believe the Company is currently involved in any legal proceedings which, individually or in the aggregate, are expected to materially impact the Company’s financial position, results of operations or cash flows. Footnote 10 of the Condensed Notes to Consolidated Financial Statements presented in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the U.S. Securities and Exchange Commission on April 30, 2024, contains the following disclosure:

May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

____________________

“In management's opinion, based on its examination of these matters, its experience to date and discussion with counsel, other than the SEC Inquiry, we are not currently involved in any legal proceedings which, individually or in the aggregate, could have a material adverse effect on our financial position, results of operations or cash flows. Our management regularly assesses the risks of legal proceedings in which we are involved, and management’s view of these matters may change in the future.”

The same Footnote 10 also contains disclosure that, unless included in the Company’s legal accrual, the Company is unable to estimate a reasonably possible loss or range of loss associated with any individual material legal proceeding.

Comment:

3.	We note your adjustments for corporate transformation and restructuring for your non-GAAP performance measures. Please provide us with an explanation of what specifically each of these adjustments represent and quantify the components for each period presented. Confirm to us that you will provide a more detailed discussion of these adjustments along with quantifying the components for each period presented.

Response: Please refer to our response regarding Comment 1 for a summary of the components and an explanation of the adjustments captured in our corporate transformation and restructuring charges presented in our non-GAAP performance measures.

The Foundations for Growth Program is the first whole-business transformation project the Company has undertaken. The program has been discussed with our investors in our earnings calls throughout the duration of the program. We believe including these costs in our non-GAAP adjustments provides important indicators of our operations and provide a baseline for analyzing trends in our underlying business. The Company uses non-GAAP financial measures for reviewing our operating results and analyzing potential future business trends.

We advise the Staff that in future filings of our earnings press releases filed as exhibits to Current Reports on Form 8-K we will include additional disclosure regarding the nature and amount of the costs included within our corporate transformation and restructuring costs. In our next filing, we will include the underlined edits to the disclosures within our GAAP Net Income to Non-GAAP Net Income reconciliation tables:

May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

____________________

	Year Ended
	December 31, 2023
	Pre-Tax	Tax Impact	After-Tax	Per Share Impact
GAAP net income	$112,089	$(17,678)	$94,411	$1.62

Non-GAAP adjustments:
Cost of Sales
Amortization of intangibles	47,795	(11,492)	36,303	0.62
Corporate restructuring (a)	448	(108)	340	0.01
Inventory mark-up related to acquisitions	2,069	(497)	1,572	0.03
Operating Expenses
Contingent consideration expense	1,704	(47)	1,657	0.03
Impairment charges	270	—	270	0.00
Amortization of intangibles	8,293	(1,998)	6,295	0.11
Performance-based share-based compensation (b)	8,526	(1,121)	7,405	0.13
Corporate transformation and restructuring (c)	19,365	(4,646)	14,719	0.25
Acquisition-related	5,286	(1,269)	4,017	0.07
Medical Device Regulation expenses (d)	11,822	(2,838)	8,984	0.15
Other (e)	(1,268)	304	(964)	(0.02)
Other (Income) Expense
Amortization of long-term debt issuance costs	1,639	(393)	1,246	0.02
Gain on disposal of business unit	(431)	—	(431)	(0.01)

Non-GAAP net income	$217,607	$(41,783)	$175,824	$3.01

Diluted shares				58,356

	Year Ended
	December 31, 2022
	Pre-Tax	Tax Impact	After-Tax	Per Share Impact
GAAP net income	$82,629	$(8,113)	$74,516	$1.29

Non-GAAP adjustments:
Cost of Sales
Amortization of intangibles	42,154	(10,335)	31,819	0.55
Operating Expenses
Contingent consideration expense	4,611	14	4,625	0.08
Impairment charges	2,219	(318)	1,901	0.03
Amortization of intangibles	6,300	(1,558)	4,742	0.08
Performance-based share-based compensation (b)	5,506	(546)	4,960	0.09
Corporate transformation and restructuring (c)	23,757	(5,516)	18,241	0.32
Acquisition-related	2,114	(517)	1,597	0.03
Medical Device Regulation expenses (d)	12,933	(3,166)	9,767	0.17
Other (e)	7,966	(1,893)	6,073	0.11
Other (Income) Expense
Amortization of long-term debt issuance costs	604	(148)	456	0.01
Loss on disposal of business unit	1,407	(29)	1,378	0.02
Tax expense related to restructuring (f)	—	(4,324)	(4,324)	(0.07)

Non-GAAP net income	$192,200	$(36,449)	$155,751	$2.70

Diluted shares				57,671

May 8, 2024

Securities and Exchange Commission

Division of Corporate Finance
Office of Industrial Applications and Services

____________________

(a)	Represents corporate restructuring charges reflected within cost of sales including the write-off of inventory related to the divestiture or exit of certain businesses or product lines.
(b)	Represents performance-based share-based compensation expense, including stock-settled and cash-settled awards.
(c)	Includes consulting expenses of $12.3 million and $16.6 million for the years ended December 31, 2023 and 2022, respectively, related to transformation costs under our Foundations for Growth Program; includes employee termination benefits associated with restructuring activities related to corporate initiatives of $2.7 million and $7.2 million for the years ended December 31, 2023 and 2022, respectively; and in 2023, includes $4.3 million for the write-off of other long-term assets associated with the divestiture or exit of certain businesses or product lines. As of December 31, 2023, we completed the final year of our Foundations for Growth Program.
(d)	Represents incremental expenses incurred to comply with the E.U. Medical Device Regulation (“MDR”).
(e)	The 2023 periods include insurance reimbursement of approximately $(3.0) million for costs incurred in responding to an inquiry by the U.S. Department of Justice (the “DOJ”) which was settled in 2020, costs to comply with Merit’s corporate integrity agreement with the DOJ and acquired in-process research and development charges of $1.6 million. The 2022 periods include costs to comply with Merit’s corporate integrity agreement with the DOJ, acquired in-process research and development charges of $6.7 million, and legal costs associated with a shareholder derivative proceeding.
(f)	Represents an adjustment to our deferred withholding tax liability on unremitted foreign earnings as a result of the restructuring of certain international subsidiaries in 2022.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ RAUL PARRA______________________________
Chief Financial Officer and Treasurer

Merit Medical Systems, Inc.